[SUNTECH LETTERHEAD]
December 29, 2010
Ms. Lynn Dicker, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Suntech Power Holdings Co., Ltd. Form 20-F for the fiscal year ended December 31, 2009 Filed May 11, 2010 File No. 001-32689
Dear Ms. Dicker, Mr. James and Mr. Vaughn:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 30, 2010 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 20-F as of December 31, 2009
Item 5. Operating and Financial Review and Prospects, page 48
B. Liquidity and Capital Resources, page 70
Trend of credit terms allowed to customers, page 72
1.	We note your response to prior comment 2. Based on your response it appears that as of September 30, 2010 you have an outstanding balance from the GSF investee companies of Eur 43.8 million. Please provide us with an update as to the status of the collection of the remaining receivables, including whether the contractor has completed the delayed work.

The Company respectfully advises the Staff that as of the date of this letter, the Company has collected the full amount of the outstanding balance from the GSF investee companies. Based upon information received from the GSF investee companies, the contractor has completed construction work at all project sites, some of which have been connected to the grid.
Consolidated Financial Statements, page F-1

Note 7. Accounts Receivable and Other Receivables, page F-26
2.	We note your response to prior comments 2, 4 and 7. It appears that your evaluation of the collectability of amounts from the GSF investee companies in concluding it was appropriate to recognize revenue in March and April of 2009 relied significantly on the project financing agreement. However, based on your response, we note that as of March 31, 2009, the term sheet for the project financing had not been completed, the documentation of the project financing had not been completed, no signed commitments from any of the banks had been received, the financing facility had not been signed and conditions precedent in the financing facility had not been fully established nor met. In light of these factors, it is not clear to us how management was able to conclude in the first quarter of 2009 that collectability was reasonably assured and that revenue should be recognized. Please explain to us in more detail how management considered the above factors in concluding that collectability was reasonably assured and that revenue recognition was appropriate.

The Company respectfully advises the Staff that Italy has been in recent years an emerging market for solar. Total revenues generated from the Italian market grew from zero in 1997 to $117.1 million for the year ended December 31, 2008. Shipments made to customers in Italy have not resulted in any previous accounts receivable write-offs or collection issues. The Company has put in place credit assessment and due diligence processes for customers and prospective customers in Italy. The Company has previously declined certain prospective customers and their orders when the Company believed collectability would not be reasonably assured. The Company has observed that its credit assessment and due diligence processes for customers and prospective customers has significantly reduced collection risk.

The Company further respectfully advises the Staff that in its experience, the key steps in a typical project financing process include the following steps:
1	Bank selection and preparation of initial memoranda of understanding;

2	Due diligence;

3	Negotiation of the term sheet in parallel with any due diligence updates (which due diligence updates continue during the financing process as events and developments may warrant);

4	Document preparation;

5	Execution of the financing documents; and

6	Draw down of the financing facility.
The GSF investee companies started their project financing process in December 2008, which was towards the beginning stages of the liquidity and credit crisis that have had, in general, long lasting consequences which were not expected nor contemplated at such time. The Company notes for the Staff that the effects of such crisis were felt much later in Europe than the United States. Between December 2008 and April 2009, which were prior to the changes in the lending and credit environment in Europe, the Company’s observations with respect to the project financing process in Italy were that the supply of credit in Italy for solar projects was still available. The Company estimated that the timeframe for the overall process between bank selection and drawdown of the financing facility would be approximately five months.

By January 2009, due diligence (step 2) results had been provided to the banks selected to provide financing (step 1) and the draft term sheet had already been reviewed and the terms were under negotiation (step 3). As noted by the Staff, the Company has previously provided the Commission extensive responses to prior comments 2, 4 and 7 of specific milestones which had been achieved after January and by the end of the first quarter of 2009 (including due diligence updates which are discussed further below in the Company’s response to comment 3 and credit assessments) ultimately leading the Company to conclude that collectability was reasonably assured and that revenue should be recognized.
As a result, despite the fact that the matters noted by the Staff had not been formally entered into, the Company had sufficient reason to believe that the project financing would be closed within a short period (i.e. within the five month period of time noted previously) and, therefore, collectability was reasonably assured. More specifically, this belief was based on (i) the Company’s observations with respect to the project financing process in Italy, (ii) the achievement of key milestones (previously noted in the Company’s response to prior comment 2) — project due diligence substantially completed by the banks, a memorandum of understanding with the banks entered into, and draft of a term sheet available, (iii) negotiations appeared to be progressing towards the five month completion timeline and (iv) the Company was not aware of substantive changes to the draft term sheet available at such time.

Following the execution of the term sheet between the banks and the GSF investee companies in the second quarter of 2009, and as it became more clear that the liquidity and credit crisis would also significantly affect Europe and would not be resolved quickly (as well as subsequent events in 2009 in Italy where the government incentive policies for solar projects came under review and political scrutiny), the prior typical practices to obtain financing for projects, such as those being built by the GSF investee companies, changed and the banks significantly slowed their internal process to close such kinds of project financings. The Company believes the timeline of events between the third quarter of 2009 and the second quarter of 2010 described in the Company’s responses to prior comments 2, 4 and 7 (including the imposition by the banks of conditions precedent related to the completion of specific civil works) are fundamentally attributable to such changes in the credit environment. The Company acknowledges the matters identified by the Commission, through the use of hindsight, such as the significant delays in completing the documentation of the project financing facility, receiving signed commitments from the banks and signing the facility and the imposition of new substantive conditions precedent in the final financing facility. However, the Company respectfully reaffirms its position that such events were not expected, nor should they have been reasonably anticipated, when the Company shipped modules to the GSF investee companies and recognized revenue in March and April 2009. Based upon the foregoing, and the steps which had been taken as described in the Company’s responses to prior comments 2, 4, and 7, the Company believes that management was diligent and thorough in its analysis before concluding that collectability was reasonably assured and that revenue should be recognized.

The Company also refers the Staff to its response to comment 6 below for additional discussion as to why the Company believed that despite the conditions precedent to the project financing known to it at the time of its decision to recognize revenue, it was reasonable for it to conclude that collectability was reasonably assured and recognition of revenue was appropriate.

Finally, the Company further respectfully advises the Staff that it had also previously discussed revenue recognition related to these sales to GSF in its response to comment 16 in a prior comment letter received from the Staff dated October 21, 2009, related to its 2008 Annual Report on Form 20-F. Such response also discussed several of the factors and considerations discussed above. Only after clearing such comments from the Staff, as evidenced by a letter from the Staff dated January 29, 2010 confirming there were no further comments, the Company filed its 2009 Annual Report on Form 20-F in May 2010.

3.	Further to the above, you state in your response to prior comment 2 that at the end of the first quarter of 2009, project due diligence had been “substantially completed” by the banks proposed to lend to the investee companies of GSF. Separately, in your response to prior comment 7, you discuss the reports reviewed before entering into the sales agreement with the GSF investee companies. Based on your response, such reports included legal, financial, insurance and technical due diligence reports. Please expand your response to prior comment 2 to explain what you mean by the statement that project due diligence had been substantially completed. Reconcile the statement that project due diligence was substantially completed at the end of the first quarter of 2009 with your statements in response to prior comment 7 that you reviewed the legal, financial, insurance and technical due diligence reports prior to entering into the sales arrangement with the GSF investee companies.

The Company respectfully advises the Staff that, as indicated in its response above to comment 2, due diligence is a continuous effort throughout the project financing process (see steps 2 and 3). It is the Company’s experience that a significant portion of the due diligence is conducted in the initial phase, when all of the then available documents are examined and a report is generated (step 2). Thereafter, due diligence updates can be provided depending upon the events and developments that transpire (step 3).

The banks received the due diligence reports (step 2) in January 2009 which contained information up to that point in time. These documents were also provided to the Company. Additional due diligence updates were provided to the banks as time passed and events transpired, through the date of the March and April 2009 sales transactions. These documents were also provided to the Company. A summary of the combined due diligence information from the due diligence reports and due diligence updates was provided in the Company’s response to prior comment 7. Given the Company’s belief that the project financing would soon be completed, the Company believed that the due diligence documents provided to it and available at the time it recognized revenue represented substantially all of the information that the Company expected would be received in conjunction with the bank financing, and therefore due diligence was “substantially completed”.
4.	You state in your response to prior comment 2 that as of the end of the first quarter of 2010, the conditions precedent in the original facility agreement appeared to have been met. You further state that in August 2010, the new condition precedent was satisfied. However, we note from the top of page 4 of your response that the first draw down of the project financing facility represented only a small portion of the total amounts. In discussing the second draw down, you refer to delays experienced by the contractor. Please explain to us why the GSF investee companies were not able to draw down the full amounts upon the satisfaction of the remaining condition in August 2010. Based on your response, it appears that additional construction related conditions were still required to be met in order to draw down additional amounts. Please clarify what, if any, conditions must be met in order for the GSF investees to draw down on remaining amounts in the project financing facility. For example, discuss if the project financing agreement contains project milestones that must be met before a drawdown can occur.

The Company respectfully advises the Staff that, as stated in the Company’s response to prior comment 2, the new condition precedent, being completion of the civil works for tracker and systems, etc., related solely to the first draw down of the project financing facility.

In order to make subsequent draw downs, the project financing facility requires presentation of invoices from the engineering, procurement and construction (“EPC”) company in connection with drawdown requests and, according to the EPC contract, the EPC company can only issue invoices when construction is completed. Although the civil works had been completed by August 2010, construction had not yet been completed and therefore the EPC company was not in a position to issue the necessary invoices required to draw down the full amount of the project financing facility.
The Company advises the Staff that the draft term sheet dated December 2008 for the project financing available at the time the Company recognized revenue did not contain provisions, nor were there any other indications, that drawdown requests would require the presentation of the invoices from the EPC company described above. Rather, such term sheet indicated only the conditions precedent discussed in the Company’s response to comment 6 below. The final term sheet for the project financing, executed on June 23, 2009, contained as a condition to drawdown, the delivery of a certificate from the technical advisor confirming regular progress of the construction phase and the expected date of commencement of operation of the plants to which the requested drawdowns related. The Company expected obtaining such documentation was standard practice. As previously noted, in the final structure for the project financing, which was executed in March 2010, the language was revised to specifically require the presentation of invoices from the EPC company, which was more strict than any of the terms contained in either the draft or final term sheet. It is the Company’s belief that this more strict requirement was added by the banks as a result of the financial crisis which at such point in time was also felt in Europe. At the time the Company made its conclusions that it was appropriate to recognize revenue, the Company did not expect, and could not have reasonably anticipated, that these more strict provisions would be included in the final structure for the project financing.
5.	We note in the final paragraph of your response to prior comment 2 that you refer to GSF waiting for a second drawdown of the project financing facility. You also state that GSF expects to receive the drawdown within a few weeks. Please clarify for us the parties to the loan agreement. Reconcile the references here to GSF to your references elsewhere that refer to the investee companies obtaining the financing.

The Company respectfully advises the Staff that the following are the parties to the loan agreement with the banks. Each party is a wholly owned subsidiary of Energetica Wing SRL:
i.	Ecopower SRL;

ii.	Girasole SRL;

iii.	MT 2007 SRL;

iv.	Photos SRL;

v.	S-Energia SRL;

vi.	Soleil SRL;

vii.	SV SRL; and

viii.	S.V.P SRL.
The Company respectfully advises the Staff that the references to GSF in the final paragraph of its response to prior comment 2 are inaccurate. Such references should have been to the investee companies of GSF as the borrowers and entities which have obtained the financings, as noted above.
6.	We note your response to prior comment 5. However, your response appears to address only the new condition precedent that was added in the second quarter of 2010. Please expand your prior response to address how you considered other “conditions precedent” in the financing arrangement in concluding recognition of revenue in March and April 2009 was appropriate. To the extent that such conditions had not been established at the time revenue was recognized, explain how you considered the likelihood that any project financing agreement would include such conditions precedent.
The Company respectfully advises the Staff that as of March and April 2009, the term sheet contained the following conditions precedent for drawdown to occur:
(a)	Execution of documentation;

(b)	Receipt of legal opinions;

(c)	Security in full force and effect;

(d)	Receipt of any shareholder consents;

(e)	Evidence of receipt by the GSF investee companies of equity contributions;

(f)	Payment of administrative fees related to the transaction;

(g)	Evidence that insurance was in place;

(h)	No material adverse change in financial condition and the Italian subsidy laws;

(i)	Indication that the debt service coverage ratio at the start and term of the loan would be at least 1.30x;

(j)	Receipt of necessary third party consents and regulatory approvals;

(k)	Completion of the “Know Your Customer Procedures” at the banks; and

(l)	Evidence that the projects would be eligible to benefit from the Italian subsidy laws.
With respect to each of the conditions precedent, the Company notes the following:
(1)	With respect to conditions related to execution of documentation, receipt of legal opinions, and security in full force and effect (items (a), (b) and (c) above), such matters relate to transactional execution. The Company notes that each of the banks and the GSF investee companies were well represented with respect to the transactional execution, with the law firms Allen & Overy representing the banks and Arendt & Medernach representing the GSF investee companies. As discussed in the Company’s response to prior comment 7, the Company believed the financing process at the time it recognized revenue could be finalized within a short period of time;

(2)	With respect to conditions related to receipt of shareholder consents, no material adverse change in Italian subsidy laws, receipt of third party and regulatory consents, and eligibility to benefit from the Italian subsidy laws (items (d), (h), (j) and (l) above), such matters were considered by the legal due diligence reports referred to in the Company’s response to prior comment 7, and the Company did not believe any significant issues were presented or foreseeable when the Company shipped modules to the GSF investee companies.

(3)	With respect to evidence of receipt by the GSF investee companies of equity contributions (item (e) above), such matter was significantly in the control of the Company as the investor with the largest commitment to GSF. The Company was confident that it would be able to make the necessary contribution to GSF upon GSF’s delivery of a capital call to investors, the proceeds of which would be used to fund any necessary equity contributions to GSF investee companies. As a result, the Company did not believe any significant issues were presented or foreseeable when the Company shipped modules to the GSF investee companies;
(4)	With respect to payment of administrative fees related to the transaction and completion of “know your customer procedures” (items (f) and (k) above), such matters did not seem to be material and were within the control of the GSF investee companies who were incented to close the project financing. As such, the Company did not believe any significant issues were presented or foreseeable when the Company shipped modules to the GSF investee companies;

(5)	With respect to conditions related to evidence that insurance was in place (item (g) above), such matters were considered by the insurance due diligence reports referred to in the Company’s response to prior comment 7, and the Company did not believe any significant issues were presented or foreseeable when the Company shipped modules to the GSF investee companies;

(6)	With respect to conditions related to no material adverse change in financial condition and ability to meet the debt service coverage ratio (items (h) and (i) above), such matters were considered by the financial due diligence reports referred to in the Company’s response to prior comment 7, and the Company did not believe any significant issues were presented or foreseeable when the Company shipped modules to the GSF investee companies; and

(7)	With respect to conditions related to ability to meet the debt service coverage ratio (item (i) above), such matters were also considered by the technical due diligence reports referred to in the Company’s response to prior comment 7, and the Company did not believe any significant issues were presented or foreseeable when the Company shipped modules to the GSF investee companies.
As a result of the foregoing, the Company believed that despite the conditions precedent known to it at the time of its decision to recognize revenue, that it was reasonable for it to conclude that collectability was reasonably assured and that recognition of revenue was appropriate.

The Company further respectfully advises the Staff to the extent that new conditions precedent had not been established at the time revenue was recognized in 2009, the likelihood that any project financing agreement would include such conditions precedent was remote based on the Company’s experience.
7.	We note from your response to prior comment 3 that in connection with the 2010 sales to GSF investee companies, you concluded that collectability could not be reasonably assured until the financing is actually obtained by the investee companies. Please explain to us why you concluded that it was appropriate to recognize revenue before the financing is actually obtained in connection with the 2009 GSF investee company sales but have concluded differently in connection with the 2010 GSF investee company sales. We note your statement that the 2010 GSF Sales and Project Financing Transactions include a condition that the investee companies of GSF will only pay you when they receive financing from the relevant bank lenders. Please tell us if the 2009 GSF Sales and Project Financing Transactions included a similar provision.

The Company respectfully advises the Staff that under the 2010 GSF Sales and Project Financing Transactions (as defined below and in the prior comment letter responses), there is a condition that the investee companies of GSF will only pay the Company when they receive financing from the relevant bank lenders. The 2009 GSF Sales and Project Financing Transactions (as defined below and in the prior comment letter response) did not include a similar provision. As a result, the Company did not believe it had a basis to recognize revenue in connection with the 2010 GSF Sales and Project Financing Transactions until the investee companies of GSF paid the Company when they received financing from the relevant bank lenders.
8.	Further to the above, we note from your response to prior comment 7 that in concluding that collectability of amounts from the GSF investee companies was reasonably assured, you also considered the fact that the GSF investee companies had positive net equity and working capital and that GSF had committed to increase its equity contributions in such entities. Please address the following:
•	Quantify for us the net equity and working capital for each of the Energetica Wing and SV SRL.

The Company respectfully advises the Staff that the net equity and working capital for each of Energetica Wing and SV SRL as of December 31, 2008 were as follows:

(Amounts in Euro)	Energetica Wing	SV SRL
Net working capital	8,129	485,200
Net equity	10,000	1,203,311
Given the entities were relatively new, their net working capital and net equity balances, although considered as favorable, were not a significant factor in determining the entities’ overall ability to meet their financial obligations, as further described below.

•	Discuss how you considered the ability of Energetica Wing and SV SRL to pay for the shipments in 2009 should they not receive the project financing.

The Company respectfully advises the Staff that the ability of Energetica Wing and SV SRL to pay for the shipments in 2009 was dependent upon them receiving project financing. As discussed in responses to comments 2 and 6, as well as responses to prior comments 2, 4 and 7, the Company considered the probability of not closing on the project financing to be low and, therefore, the ability of both Energetica Wing and SV SRL to pay for the shipments in 2009 to be reasonably assured.

•	Explain how you evaluated the ability and intent of GSF to provide additional financing. In this regard, it appears based on Note 12 that the majority of cash GSF would have to make such additional financing would be derived from investments by Suntech. As appropriate, explain why you concluded it was appropriate to rely on funds the investee companies may receive by virtue of your investment in GSF to conclude that collectability of amounts would be reasonably assured.

The Company respectfully advises the Staff that GSF is an investment fund to develop solar infrastructure projects. As is typical for developers of projects, GSF invests in equity stakes of the projects being developed. Equity capital injected by a developer would generally only be a small portion of the total capital required for a project, and is typically around 20%. The remaining 80% of capital required to develop a project is typically sourced from commercial banks in the form of project debt financing.
The Company does not assert that the intent of GSF has ever been to inject sufficient equity capital to fund 100% of the development of a solar project (which would include the payment of the purchase price of the modules required).
Note 12. Investments in Affiliates, page F-29
9.	We note your response to prior comment 9. Please address the following:
•	Tell us the dates that Mr. Javier Romero was a non-executive representative and sales agent of Suntech.

The Company respectfully advises the Staff that Mr. Javier Romero served as a non-executive representative and sales agent of the Company until March 2008. At such time, the agreement pursuant to which he served expired and was not renewed.

•	Explain the primary functions of Mr. Romero’s activities while he was a non-executive representative and sales agent of Suntech.

The Company respectfully advises the Staff that the primary functions of Mr. Romero’s activities while he was a non-executive representative and sales agent of the Company were to facilitate the sales of the Company’s PV products in the territory of Spain. In connection therewith, services provided included:
(a)	Collaborating with the Company in the identification, detection and analysis of business opportunities for the Company, in respect of sales orders to relevant targeted customers;

(b)	Providing support in developing, promoting and maintaining good relations between the Company and customers;

(c)	Undertake negotiations required to introduce Company personnel before representatives of the customers;

(d)	Advising the Company in the preparation, discussion and negotiation of offers, contracts, agreements and operations related to customers;

(e)	Informing the Company of activities performed on behalf of the Company;

(f)	Collaborating with the Company in the development of price policies; and

(g)	Assisting the Company in the administration of any contract for projects during its execution, including facilitating collection from customers and arranging meetings with customers and attending them.
•	Explain the primary functions of Mr. Romero’s activities as the general partner of GSF.

The Company respectfully advises the Staff that Mr. Romero is not the general partner of GSF. As disclosed on page 87 of the Company’s 2009 Form 20-F, the general partner of GSF is Global Solar Fund Partners S.ar.l., and Mr. Romero serves as the Category A manager of the general partner. In addition, as disclosed on page 87 of the Company’s 2009 Form 20-F, the primary functions of Mr. Romero as the Category A manager of the general partner are that he is entrusted with the day-to-day management of GSF (which the Company notes for the Staff includes any ongoing business operations, such as daily management and exploration of new investment opportunities and personnel decisions of GSF). Any investment / divestment decision shall always include the favorable votes of the Category A manager and at least one Category B manager of the general partner.

•	Revise future filings to clearly disclose the prior relationship with the general partner of GSF.

The Company notes the Staff’s comment, and confirms that it will revise future filings as follows to disclose the prior relationship with the general partner of GSF:

“Mr. Javier Romero served as a non-executive representative and sales agent of the Company where he facilitated sales of our PV products in Spain until March 2008. In connection therewith, services he provided included, collaborating in the identification of business opportunities, providing support in developing good relations between ourselves and customers, introducing our personnel before representatives of the customers, advising in the preparation and negotiation of offers and contracts, and collaborating with us in the development of price policies in Spain.”
10.	Please explain to us how you are accounting for the investment in GSF, including your calculation of the equity in (loss) earnings of affiliates, considers the guidance in paragraphs 323-10-35-7 through 323-10-35-12 of the FASB Accounting Standards Codification.

The Company respectfully advises the Staff that it accounts for its investment in GSF using the equity method of accounting as described in ASC 323-10-35.

The Company considered the guidance in paragraphs 323-10-35-7 through 323-10-35-12; however, as has been previously noted to the Staff in its response to prior comment 3 to a comment letter received on January 4, 2010, GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments at fair value. As such, GSF states its assets (primarily comprised of cash and its investment portfolio) at fair value with changes in the fair value of such investments reported in the income statement. Accordingly, under the equity method of accounting, the Company records its proportionate share of earnings (i.e. the change in fair value) of GSF in its consolidated results of operations.
Note 17. Convertible Notes, page F-33
11.	We note the proposed disclosures you provided in response to prior comment 12. Please revise future filings to also disclose the estimated interest rates used in the discount rate adjustment present value technique.

In response to the Staffs’ request, the Company will include the following revised disclosure in its future filings. Revisions from the previously proposed disclosures are indicated in bold below. Information with respect to the estimated interest rates will be updated as appropriate.

“We calculated the value of the liability component of our 2012 and 2013 Notes at initial recognition using the discount rate adjustment present value technique, which is a form of the income approach. This amount is then deducted from the initial proceeds to arrive at the value of the equity component. The discount rates used in this income approach are the interest rates of similar liabilities that do not have an associated equity component. We estimated the interest rates for the 2012 Notes using a benchmark of a basket of comparable companies with publicly traded debt or an index of companies with a similar credit rating. For the 2013 Notes, in addition to the interest rates of comparable companies, we also referred to our own 2012 Notes. The estimated interest rates for the 2012 Notes and the 2013 Notes were 8.28% per annum and 9.88% per annum, respectively.”
Note 28. Commitments and Contingencies, page F-50
12.	We note your response to prior comment 13 whereby you state that you are providing a guarantee to an investee company of GSF. Please explain to us how this guarantee has impacted or could impact your evaluation of whether sales to this investee company meet the collectability criteria.

The Company respectfully advises the Staff that it recognized revenue in regard to its sales to the investee company of GSF in accordance with ASC 605-10-S99-1. The Company does not believe that the provision of the guarantee, and the associated accounting for the guarantee itself, precludes revenue recognition as the guarantee does not affect the evidence of an arrangement, the pricing in the arrangement, the timing of delivery or collectability. In regard to collectability, the Company considered two items. First, as discussed in the Company’s response to comment 7 above, the Company has deferred the revenue associated with this arrangement until cash has been received. In order for the GSF investee companies to draw down on the bank facilities, the investee companies must meet the conditions precedent by supplying invoices to the banks that evidence their progress. As such, the Company has deferred revenue up to the point where the condition precedent is met and payment is received and believes that the substantial progress made toward having viable revenue-generating capabilities (i.e. power purchase agreement after connecting to the grid), creates further certainty that the investee companies will be able to satisfy their financial obligations. Second, and in relation to the guarantee itself, the Company received a simultaneous pledge of Euro 560 million in German government bonds (the “German Government Bonds”) from GSF Capital Pte. Ltd., the parent of the general partner of GSF and an unrelated party, as a backstop for its guarantee, as further described in the Company’s response to comment 13 below. Given the Company has the ability to access the German Government Bonds without any restriction in the event of default of the investee companies, the Company believes that the likelihood that it will have to satisfy its guarantee, without being immediately compensated under the German Government Bonds, is remote.

Furthermore, as there is no authoritative guidance directly applicable for this topic, the Company also referred to software revenue recognition guidance, ACS 985-605-55-33 through 37, and 42 through 46. The Company believes that the incremental risk from the guarantee has been effectively removed by the German Government Bonds, that the sale price is fixed and determinable and that the Company no longer has continuing involvement that results from such guarantee.

13.	Further to the above, please explain to us why it was necessary for you to guarantee the debt. In this regard, we note that as security for your obligations under the guarantee, you received a pledge of Euro560 million in German government bonds from GSF Capital Pte Ltd. Clarify for us if GSF Capital Pte Ltd. currently holds the bonds that were pledged. Also, describe to us the substantive business reasons why you are providing the guarantee rather than GSF.
The Company respectfully advises the Staff that GSF is an investment fund registered in Luxembourg with relationships with a number of financial institutions in Europe. However, during the course of mid- to late-2009, when it became clearer that the global liquidity and credit crisis would have a long lasting consequence, and the prior environment of less stringent requirements to obtain credit would not return, GSF began to seek other potential sources of credit outside of Europe. Its interest in seeking other potential sources of credit outside of Europe were further strengthened from its experience in trying to consummate the project financings for Energetica Wing and SV S.ar.l. described in the response to comment 2 above (the “2009 GSF Sales and Project Financing Transactions”). At such time, in general, it was relatively easier to obtain credit in China compared to Europe and the United States.

As a result, GSF started discussions with China Development Bank (“CDB”) in mid-2009 as a potential lender to a number of GSF investee companies in connection with additional project financing transactions being considering (the “2010 GSF Sales and Project Financing Transactions”).

CDB expressed an interest to lend to the 2010 Sales and Project Financing Transactions, and its proposed rates and other financial terms for such facility were more attractive to the GSF investee companies compared to those proposed by European-based lending institutions and with a perceived greater certainty of closing. However, as an institution, CDB (i) had not previously provided project financing to projects developed in Europe, (ii) was not very familiar or comfortable with taking security interests in assets located in Europe, and (iii) was not very familiar or comfortable with the concept of non-recourse financings which are quite typical in Western project finance transactions. As part of its lending policy, CDB required a creditor located in China with substantial property, plant, equipment and other assets located in China to backstop any facility agreement provided. It is a result of this specific CDB requirement to have a China based creditor that the Company provided the guarantee rather than GSF.

The GSF investee companies and the Company then entered into negotiations regarding this CDB requirement. The Company informed the GSF investee company that it would not proceed with providing a guarantee to the facility agreement unless it had security backstopping the guarantee. As a result, GSF Capital Pte Ltd., the parent of the general partner of GSF and an unrelated party, offered to pledge Euro560 million in German Government Bonds as security for the Company’s obligations under the guarantee.

The German Government Bonds that are pledged are registered in the name of, and held by, GSF Capital Pte Ltd. The Company has entered into a pledge agreement with GSF Capital Pte Ltd. with respect to the German Government Bonds pursuant to which the Company has the right (among other things), in the event any amounts owed under the project financing facility guaranteed by the Company are not paid by the GSF investee company, to exercise the power to sell or otherwise dispose of the German Government Bonds without further notice to GSF Capital Pte Ltd., and apply the proceeds thereof towards the satisfaction of the secured liabilities.
14.	Please tell us the fair value of the debt guarantee as reflected in your most recent balance sheet. In this regard, please also revise future filings to disclose the fair value of the related party guarantee.

The Company respectfully advises the Staff that the fair value of the debt guarantee was approximately Euro 2 million, which has been recorded in the Company’s most recent balance sheet as of September 30, 2010. The Company confirms that it will revise its future filings to disclose the fair value of the related party guarantee.
15.	We note your response to prior comments 13 and 14. Please confirm that you will provide similar disclosures to those provided in your responses in your 2010 Form 20-F as appropriate.

The Company notes the Staff’s comment and confirms that it will provide similar disclosures to those provided in its responses to prior comments 13 and 14 in its 2010 Form 20-F.
* * * *

     In connection with responding to the Staff’s comments, the Company acknowledges that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We are grateful for the Staff’s accommodation to extend the date by which the Company was required to provide a response to the Staff’s comments to December 29, 2010.
     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8952.

Sincerely,
/s/ Amy Yi Zhang

Amy Yi Zhang
Chief Financial Officer